The information in this prospectus supplement is not complete and may be changed. The registration statement filed with the Security and Exchange Commission relating to these securities is effective. Neither the prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is soliciting an offer to buy these in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-116623
SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2005
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated July 9, 2004)
1,350,000 Shares
Common Stock

        We are offering 1,350,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “UCBI”. On November 9, 2005, the last sales price of our common stock as reported on the Nasdaq National Market was $30.15 per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 before you make your investment decision.

	Per Share	Total

Price to Public	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to United Community Banks, Inc.	$	$
      We have granted the underwriters a 30-day option to purchase up to 202,500 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Sandler O’Neill & Partners, L.P.

Keefe, Bruyette & Woods	Raymond James

The date of this prospectus supplement is November      , 2005

United Community Banks, Inc.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, and the underwriters, are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of each document regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of these securities. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date. Unless the context indicates otherwise, all references in this prospectus to we, our, us, United or the company refer to United Community Banks, Inc. and its subsidiaries on a consolidated basis.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
      This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock, shares of preferred stock, debt securities, warrants or any combination of the foregoing securities of which this offering is a part. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page ii of the accompanying prospectus before investing in our common stock.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY
      This prospectus supplement summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. To understand this offering fully, you should read the entire prospectus supplement and accompanying prospectus carefully, including the section entitled “Risk Factors”, our financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, which are incorporated herein by reference. Unless otherwise indicated, all share information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.
Our Company
      We are the third largest bank holding company based in Georgia with assets of $5.7 billion, loans of $4.3 billion, deposits of $4.2 billion and shareholders’ equity of $424 million as of September 30, 2005. We conduct substantially all of our operations through 24 separate “community banks” at 90 locations in north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee through three wholly-owned state chartered bank subsidiaries: United Community Bank — Georgia, United Community Bank — North Carolina and United Community Bank — Tennessee. Our community banks offer a full range of retail and corporate banking services, including checking, savings and time deposit accounts, secured and unsecured loans, wire transfers, brokerage services and other financial services.
      We have enjoyed impressive growth with consistently strong performance. For the 10 years ended December 31, 2004 we have:

•	grown assets from $630 million to over $5.0 billion, a compound annual growth rate in excess of 23%;

•	increased total revenue at a 20% compound annual growth rate;

•	increased diluted earnings per share at an 18% compound annual growth rate; and

•	generated a compounded annual total return of 24% for our shareholders, assuming reinvestment of dividends.
Our Key Strengths and Operating Strategy
      We believe our success is attributable to our community banking business model, our balanced growth strategy and our unique footprint in attractive market areas. We believe this focus, coupled with our credit discipline, has helped us to maintain strong credit quality while generating consistent, high quality operating earnings. Our goal is to increase shareholder value by continuing to focus on these strengths. Our long-term commitment to our shareholders is to deliver sustained double-digit growth in operating earnings per share, and our targeted growth for 2005 and 2006 is between 12% and 15%. We are also targeting loan growth of 10% to 14% annually and maintaining a net interest margin of approximately 4%.
      Community-focused operating model. We believe that our community-focused operating model has contributed to our consistently high growth and strong financial performance, and better positions us to experience above average growth rates. Each of our 24 community banks is led by a local president and management team who collectively have significant experience in and ties to their respective communities. Each of our bank presidents has authority, alone or with other local officers, to make most credit decisions. As a result, our customers enjoy the personal service and decision-making of a local bank team while benefiting from the resources of a larger financial institution. Specifically, these resources include our well recognized banking brand, broad product line, integrated technology and higher lending limits. We believe that this operating philosophy has allowed us to achieve customer satisfaction scores of over 90% in our market surveys, well above the industry average of 75%. In addition, in recent surveys, approximately 95% of our customers have stated that they already had or would likely recommend our banking products and services to others.

      We believe these customer satisfaction levels permit us to increase our presence in markets where our reputation is well established. For example, in early 2004, we began a company-wide initiative to increase our core deposits through a targeted direct-mail campaign and by seeking referrals from our loyal customers. In the first nine months of 2005, we opened over 33,500 core deposit accounts and increased core deposits over $300 million. Since these initiatives began, we have opened approximately 64,000 core deposit accounts and increased core deposits over $500 million.
      Balanced growth strategy. We believe that our growth over the past 10 years is the direct result of expanding our franchise into attractive markets combined with a strategy emphasizing organic growth complemented by selective acquisitions. During the last 10 years, approximately 70% of our increase in total assets has been achieved through organic growth, which includes post-acquisition growth at acquired banking offices as well as growth at our de novo bank locations. Our remaining growth during this period has resulted from a series of disciplined acquisitions, typically of banks whose management shares our community banking and customer service philosophies. We intend to continue to engage in selective acquisitions in our existing markets and in complementary high-growth markets, with a primary focus on management teams that fit this profile and banks that generally have total assets between $100 and $400 million.
      We believe that the success of this strategy is best illustrated by our historical experience. For example, we have grown our western North Carolina community bank, which we originally acquired in March 1990, from approximately $55 million to approximately $1.1 billion in assets at September 30, 2005, a compound annual growth rate of 21%. In May 2005, we expanded into the Gainesville, Georgia market with a new de novo community bank by initially hiring three executives and 50 bankers. This bank now has added over 70 staff members, opened three new banking offices and has added approximately $207 million in loans and approximately $106 million in deposits as of September 30, 2005.
      Unique footprint in attractive market areas. We believe that our unique footprint in market areas characterized by strong demographic trends has contributed to the success of our balanced growth strategy and positions us well for future growth opportunities. We currently operate in north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee. Our markets include 12 of the 100 fastest growing counties in the United States (measured by percentage of population growth based on U.S. Census data) and $54 billion in bank deposits. All of the deposit information and market data described in this section is based on FDIC data as of June 30, 2005.
      Our footprint includes markets in which we are well established and those where we have significant opportunities for increasing our market share. In these markets, we are able to generate strong revenue and deposit growth to help fund our future organic growth and to retain capital to finance selective acquisitions.

•	North Georgia — As of June 30, 2005, we had the highest deposit market share in the 11-county area we serve in north Georgia, with 23% of all deposits. Our original bank (Union County Bank) was established in north Georgia which contains the most mature part of our franchise. North Georgia has historically been home to many retirees and second home buyers and, as the metro Atlanta region continues to expand northward, many of the city’s residents are finding this region an increasingly attractive living alternative. According to U.S. Census data, the area of north Georgia where we operate experienced a 33% population growth from 1990 to 2000.

•	Western North Carolina — As of June 30, 2005, we had the third highest deposit market share in the 12-county area we serve in western North Carolina, with 14% of all deposits. Located in and around the Great Smoky Mountains, this region is a popular outdoor recreational destination that also attracts many new retirees and second home buyers. Tourism is also an important, year-round contributor to the local economies in this area. According to U.S. Census data, our western North Carolina markets had approximately 20% population growth from 1990 to 2000.

      By applying our community-focused operating model and balanced growth strategy, we intend to expand our presence and market share in three of our newer market areas.

•	Metro Atlanta — As of June 30, 2005, we had $907 million in deposits and the seventh highest deposit market share in the 14-county area of metro Atlanta. The markets we serve in metro Atlanta grew by approximately 51% between 1990 and 2000 and are a part of the larger 28-county Atlanta metropolitan statistical area that has over 5 million people and an estimated $95 billion in total deposits.

•	East Tennessee — As of June 30, 2005, we had the tenth highest deposit market share in our six-county east Tennessee market, which includes the Knoxville metropolitan statistical area, a strong commercial center that is one of the fastest growing areas in the state. We have significant opportunities for future growth with only $228 million in deposits, in a market that has in excess of $10 billion in deposits.

•	Coastal Georgia — As of June 30, 2005, we had the third highest deposit market share in the Brunswick, Georgia market, with 16% of deposits. We recently expanded our north coastal Georgia presence through a de novo bank in Savannah, Georgia. Savannah is located in Chatham County, Georgia, which has $4.1 billion in total deposits of which approximately 64% are maintained by three much larger financial institutions. We believe that both of these markets provide excellent opportunities for future growth in our coastal Georgia franchise and in adjoining counties in Georgia and in bordering states.
      Strong credit quality. We believe that our balanced growth strategy and focus on community banking, coupled with our credit discipline, have helped us to maintain strong credit quality. Our net charge-offs have remained low and were .13% of average loans during the nine month period ended September 30, 2005 and .11% for the year ended December 31, 2004. Our nonperforming assets have also remained low and were .24% of total assets at September 30, 2005 and .17% of total assets at December 31, 2004. Consistent with our emphasis on lending discipline, we believe that our community-focused operating model contributes to this strong credit quality by allowing our local bankers to stay involved with our loan customers.
Corporate Information
      Executive offices are located at 63 Highway 515, Blairsville, Georgia 30512, and our telephone number is (706) 781-2265. Our website is www.ucbi.com, and information on our website is not incorporated into this prospectus by reference and is not a part hereof.

The Offering

Common stock offered by United Community Banks, Inc	1,350,000 shares

Common stock to be outstanding after the offering	39,785,906 shares

Net proceeds	The net proceeds from this offering will be approximately $38.2 million without the underwriters’ over-allotment option, assuming an offering price of $30.15 per share (based on the closing price of our common stock on November 9, 2005).

Use of proceeds	We plan to use the net proceeds from this offering to support growth opportunities and for general corporate purposes. See “Use of Proceeds”.

Nasdaq National Market Symbol	UCBI

      The number of shares of common stock that will be outstanding after this offering includes 38,435,906 shares outstanding as of November 7, 2005, but does not include:

•	202,500 shares of common stock issuable pursuant to the underwriters’ over-allotment option;

•	71,262 shares of common stock that may be issued upon the vesting of restricted stock;

•	2,320,607 shares of common stock that may be issued upon the exercise of options outstanding, with a weighted average exercise price of $15.77 per share; and

•	372,000 shares of common stock reserved for issuance upon the conversion of subordinated debt, with a conversion price of $8.33 per share.
Risk Factors
      Before investing, you should consider carefully the matters set forth under “Risk Factors”, beginning on page S-8, for a discussion of the risks related to an investment in our common stock.

Summary Consolidated Financial Data
      The following tables set forth summary historical operations and financial condition data and summary performance, asset quality and other information at and for the periods indicated. You should read this data in conjunction with our Consolidated Financial Statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005. Our “net operating income” is determined by methods other than in accordance with generally accepted accounting principles, or GAAP. Please see “GAAP Reconciliation and Explanation” below for a reconciliation of the difference between our non-GAAP net operating income and our GAAP net income. Per share amounts and weighted average shares outstanding have been restated to reflect the three-for-two stock split effective April 28, 2004 and the two-for-one stock split effective May 29, 2002.

	For the Nine
	Months Ended
	September 30,			For the Years Ended December 31,

										5 Year
	2005	2004	Change	2004	2003	2002	2001	2000	1999	CAGR(1)

	(In thousands, except per share data; taxable equivalent)
INCOME SUMMARY
Interest revenue	$243,353	$172,625		$239,386	$209,338	$195,932	$210,036	$213,115	$171,211
Interest expense	88,850	53,346		74,794	70,600	76,357	100,874	116,591	90,242

Net interest revenue	154,503	119,279	30%	164,592	138,738	119,575	109,162	96,524	80,969	15%
Provision for loan losses	8,600	5,600		7,600	6,300	6,900	6,000	7,264	5,966
Fee revenue	34,775	28,782	21	39,539	38,184	30,734	25,267	18,867	15,693	20

Total revenue	180,678	142,461	27	196,531	170,622	143,409	128,429	108,127	90,696	17
Operating expenses	114,881	88,835	29	122,568	107,900	91,124	83,906	74,043	63,505	14

Income before taxes	65,797	53,626	23	73,963	62,722	52,285	44,523	34,084	27,191	22
Income taxes	24,285	19,380		26,807	23,247	19,505	16,208	12,337	9,938

Net operating income	41,512	34,246	21	47,156	39,475	32,780	28,315	21,747	17,253	22
Merger-related charges, net of tax	—	304		565	1,357	—	1,084	7,230	1,155

Net income	$41,512	$33,942	22	$46,591	$38,118	$32,780	$27,231	$14,517	$16,098	24

OPERATING PERFORMANCE
Earnings per common share:
Basic	$1.08	$.96	13%	$1.31	$1.15	$1.02	$.89	$.70	$.57	18%
Diluted	1.05	.93	13	1.27	1.12	.99	.87	.69	.56	18
Return on tangible equity(2)(3)(4)	19.30%	19.67%		19.74%	19.24%	17.88%	18.19%	16.74%	16.37%
Return on assets(4)	1.03	1.07		1.07	1.06	1.11	1.10	.89	.81
Efficiency ratio	60.64	60.00		60.05	60.89	60.66	62.52	64.15	66.07
Dividend payout ratio	19.44	18.75		18.32	17.39	16.34	15.04	14.29	11.70
GAAP PERFORMANCE
Per common share:
Basic earnings	$1.08	$.95	14%	$1.29	$1.11	$1.02	$.86	$.47	$.53	19%
Diluted earnings	1.05	.92	14	1.25	1.08	.99	.84	.46	.52	19
Cash dividends declared	.21	.18	17	.24	.20	.17	.13	.10	.07	29
Book value	11.04	9.58	15	10.39	8.47	6.89	5.98	4.93	3.94	21
Tangible book value	8.05	7.28	11	7.34	6.52	6.49	5.40	4.49	3.93	13
(footnotes on following page)

	For the Nine
	Months Ended
	September 30,			For the Years Ended December 31,

										5 Year
	2005	2004	Change	2004	2003	2002	2001	2000	1999	CAGR(1)

	(In thousands, except per share data; taxable equivalent)
GAAP PERFORMANCE CONTINUED
Key performance ratios:
Return on equity(2)(4)	13.51%	14.48%		14.39%	14.79%	16.54%	16.08%	10.04%	13.46%
Return on assets(4)	1.03	1.06		1.05	1.02	1.11	1.05	.59	.75
Net interest margin(4)	4.12	3.98		4.00	3.99	4.33	4.51	4.16	4.07
Dividend payout ratio	19.44	18.95		18.60	18.02	16.34	15.50	21.28	12.58
Equity to assets	7.60	7.42		7.45	7.21	7.01	6.81	5.58	5.47
Tangible equity to assets(5)	5.57	5.79		5.78	6.02	6.60	6.18	5.49	5.19
ASSET QUALITY
Allowance for loan losses	$51,888	$43,548		$47,196	$38,655	$30,914	$27,124	$24,698	$20,043
Non-performing assets	13,565	10,527		8,725	7,589	8,019	9,670	6,716	3,652
Net charge-offs	3,908	2,434		3,617	4,097	3,111	4,578	2,976	2,147
Allowance for loan losses to loans	1.22%	1.27%		1.26%	1.28%	1.30%	1.35%	1.38%	1.28%
Non-performing assets to total assets	.24	.23		.17	.19	.25	.35	.27	.15
Net charge-offs to average loans(4)	.13	.10		.11	.15	.14	.25	.18	.15
AVERAGE BALANCES
Loans	$3,970,937	$3,239,005	23%	$3,322,916	$2,753,451	$2,239,875	$1,854,968	$1,683,403	$1,391,858	19%
Investment securities	983,889	710,674	38	734,577	667,211	464,468	489,332	586,222	555,832	6
Earning assets	5,016,702	4,006,149	25	4,119,327	3,476,030	2,761,265	2,419,080	2,319,389	1,987,825	16
Total assets	5,371,966	4,294,555	25	4,416,835	3,721,284	2,959,295	2,585,290	2,453,250	2,139,594	16
Deposits	3,884,733	3,162,588	23	3,247,612	2,743,087	2,311,717	2,010,105	1,941,496	1,659,534	14
Shareholders’ equity	408,399	318,668	28	329,225	268,446	207,312	176,144	136,810	117,064	23
Common shares outstanding:
Basic	38,272	35,738		36,071	34,132	32,062	31,691	30,900	30,237
Diluted	39,499	36,917		37,273	35,252	33,241	32,624	31,791	31,263
AS OF PERIOD-END
Loans	$4,254,051	$3,438,417	24%	$3,734,905	$3,015,997	$2,381,798	$2,007,990	$1,792,055	$1,564,148	19%
Investment securities	945,922	726,734	30	879,978	659,891	559,390	470,176	508,266	589,697	8
Earning assets	5,302,532	4,280,643	24	4,738,389	3,796,332	3,029,409	2,554,530	2,352,475	2,195,712	17
Total assets	5,709,666	4,592,655	24	5,087,702	4,068,834	3,211,344	2,749,257	2,528,879	2,384,678	16
Deposits	4,196,369	3,341,525	26	3,680,516	2,857,449	2,385,239	2,116,499	1,995,865	1,869,379	15
Shareholders’ equity	424,000	347,795	22	397,088	299,373	221,579	194,665	158,388	119,312	27
Common shares outstanding	38,383	36,255		38,168	35,289	31,895	32,266	31,542	30,284

(1)	CAGR is the compound annual growth rate.

(2)	Net income available to common shareholders, which excludes preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income.

(3)	Excludes effect of acquisition related intangibles and associated amortization.

(4)	Annualized.

(5)	Based on average balances of tangible equity and tangible assets.

GAAP Reconciliation and Explanation
      Our net operating income is calculated on a non-GAAP basis and excludes merger-related and restructuring charges. For analysis purposes, we exclude these charges because we believe that non-GAAP operating results provide a helpful measure for assessing our financial performance because they are non-recurring and operating income more closely reflects what we could expect to earn during periods of no acquisitions. Our net operating income should not be viewed as a substitute for net income determined in accordance with GAAP and is not necessarily comparable to non-GAAP performance measures that may be presented by other companies. The following is a reconciliation of our net operating income to GAAP net income:

	For the Nine
	Months Ended
	September 30,		For the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Total merger-related charges	$—	$464	$870	$2,088	$—	$1,617	$10,622	$1,846
Income tax effect of above charges	—	160	305	731	—	533	3,392	691

After-tax effect of merger-related charges	$—	$304	$565	$1,357	$—	$1,084	$7,230	$1,155

Net Income Reconciliation
Net operating income	$41,512	$34,246	$47,156	$39,475	$32,780	$28,315	$21,747	$17,253
After-tax effect of merger-related charges	—	(304)	(565)	(1,357)	—	(1,084)	(7,230)	(1,155)

Net income (GAAP)	$41,512	$33,942	$46,591	$38,118	$32,780	$27,231	$14,517	$16,098

Basic Earnings Per Share Reconciliation
Basic operating earnings per share	$1.08	$.96	$1.31	$1.15	$1.02	$.89	$.70	$.57
Per share effect of merger-related charges	—	(.01)	(.02)	(.04)	—	(.03)	(.23)	(.04)

Basic earnings per share (GAAP)	$1.08	$.95	$1.29	$1.11	$1.02	$.86	$.47	$.53

Diluted Earnings Per Share Reconciliation
Diluted operating earnings per share	$1.05	$.93	$1.27	$1.12	$.99	$.87	$.69	$.56
Per share effect of merger-related charges	—	(.01)	(.02)	(.04)	—	(.03)	(.23)	(.04)

Diluted earnings per share (GAAP)	$1.05	$.92	$1.25	$1.08	$.99	$.84	$.46	$.52

RISK FACTORS
      An investment in our common stock involves risk. You should carefully consider the risks described below and all other information contained in this prospectus supplement, the accompany prospectus and the documents incorporated by reference before you decide to buy our common stock. It is possible that risks and uncertainties not listed below may arise or become material in the future and affect our business.
Our recent operating results may not be indicative of our future operating results.
      We may not be able to sustain our growth. Various factors, such as our increased size, economic conditions, regulatory and legislative considerations, competition and the ability to find and retain people that can make our community-focused operating model successful, may impede our ability to expand our market presence. If we experience a significant decrease in our growth rate, our results of operations and financial condition may be adversely affected.
Our corporate culture has contributed to our success and, if we cannot maintain this culture as we grow, we could lose the productivity fostered by our culture, which could harm our business.
      We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and productivity. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. For example, we may not be able to continue our high customer satisfaction ratings or maintain our strong asset quality. This could negatively impact our future success.
Our business is subject to the success of the local economies and real estate markets in which we operate.
      Our success significantly depends on the growth in population, income levels, loans and deposits and on the continued stability in real estate values in our markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be adversely affected. Adverse economic conditions in our specific market areas, specifically decreases in real estate property values due to the nature of our loan portfolio, over 90% of which is secured by real estate, could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of more diverse economies.
Our concentration of construction loans is subject to unique risks that could adversely affect our earnings.
      Our construction loan portfolio was $1.6 billion at September 30, 2005, comprising 38% of total loans. Construction loans are often riskier than home equity loans or residential mortgage loans to individuals. In the event of a general economic slowdown, they would represent higher risk due to slower sales and reduced cash flow that could impact the borrowers’ ability to repay on a timely basis. In addition, they represent more risk due to being concentrated in fewer borrowers than home equity loans or residential mortgage loans.
We may face risks with respect to future expansion and acquisitions.
      We regularly seek to acquire other financial institutions or parts of those institutions and may engage in de novo branch expansion or acquisitions in the future. These involve a number of risks, including:

•	the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management and market risks with respect to a target institution;

•	the time and costs of evaluating new markets, hiring or retaining experienced local management and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and

•	the risk of loss of key employees and customers.
Changes in prevailing interest rates may negatively affect our net income and the value of our assets.
      Changes in prevailing interest rates may negatively affect our level of net interest revenue, the primary component of our net operating income. In a period of changing interest rates, our interest expense may increase at different rates than the interest that we earn on our assets. Accordingly, changes in interest rates could decrease our net interest revenue. At September 30, 2005, our simulation model indicated that a 200 basis point increase in rates over the next twelve months would cause an approximate 3.3% increase in net interest revenue and a 200 basis point decrease in rates over the next twelve months would cause an approximate 6.3% decrease in net interest revenue.
      Changes in the level of interest rates may also negatively affect the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. In addition, an increase in interest rates may decrease the demand for loans.
If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.
      Our loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which would have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses inherent in the portfolio. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. If our assumptions are incorrect, the allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Our ratio of non-performing assets to total assets was .17% at December 31, 2004 and .24% at September 30, 2005.
Competition from financial institutions and other financial service providers may adversely affect our profitability.
      The banking business is highly competitive, and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as community, super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. Many of our competitors are well-established, larger financial institutions that are able to operate profitably with a narrower net interest margin and have a more diverse revenue base than we do. We may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our costs across broader markets. Although we attempt to compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will continue to be successful.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $38.2 million, based on an assumed public offering price of $30.15 per share (based on the closing price of our common stock on November 9, 2005), after deducting the underwriting discount and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $44.0 million.
      We expect to use the net proceeds from this offering as follows:

•	to support growth opportunities and

•	for general corporate purposes.
Our management will retain broad discretion in the allocation of the net proceeds of this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
      Our common stock trades on the Nasdaq Stock Market under the symbol “UCBI”. The following table sets forth, for the periods indicated, the high, low and closing sales prices per share of our common stock as quoted on Nasdaq, and the cash dividends declared per share. Amounts have been restated to reflect the pro forma effect of our three-for-two split effective April 28, 2004:

	High	Low	Close	Dividend

2005
Fourth Quarter (through November 9)	$30.49	$25.32	$30.15	$.07
Third Quarter	29.36	25.70	28.50	.07
Second Quarter	26.44	21.70	26.02	.07
First Quarter	27.92	23.02	23.73	.07
2004
Fourth Quarter	29.60	23.17	26.93	.06
Third Quarter	25.45	21.75	24.27	.06
Second Quarter	25.36	21.89	25.18	.06
First Quarter	24.62	21.37	23.73	.06
      We had approximately 11,400 beneficial owners of our common stock on November 7, 2005, which includes approximately 6,300 record holders. The closing price of our common stock as reported by Nasdaq on November 9, 2005, the date immediately prior to the public announcement of the offering, was $30.15.
      We intend to continue paying cash dividends, but make no assurances that we will in the future. The amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of various factors, which may include the following:

•	our financial condition and results of operations,

•	investment opportunities available to us,

•	capital requirements,

•	tax considerations,

•	results of regulatory examinations, and

•	general economic conditions.
      Generally, we will not pay cash dividends except from earnings remaining after the payment of interest to our subordinated debt holders and under the terms of our long-term debt and trust preferred securities. If we do not make interest payments on our subordinated debt, long-term debt and trust preferred securities, we will be prohibited from paying dividends on our common stock. In addition, our ability to pay dividends depends upon the ability of our subsidiaries to pay dividends to us and our borrowing capacity. Because our subsidiary banks are subject to various state and federal banking laws and regulations, the ability of these subsidiaries to pay dividends may be limited or otherwise restricted. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized. Moreover, applicable federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. State and federal statutes and regulations also provide that dividend payments of our subsidiary banks require approval of dividend payments under specific circumstances.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005. Our capitalization is presented on a historical basis and on an as adjusted basis to give effect to the sale of 1,350,000 shares of common stock, based on an assumed public offering price of $30.15 per share (based on the closing price of our common stock on November 9, 2005), and as if the offering had been completed as of September 30, 2005, and assuming:

•	net proceeds of the offering are $38.2 million, after deducting the estimated underwriting discount and estimated offering expenses and

•	the underwriters’ over-allotment option is not exercised.
      The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

	September 30, 2005

	Actual	As Adjusted(1)

	(In thousands)
Long-term debt:
Subordinated debentures	$69,600	$69,600
Trust preferred securities	42,269	42,269

Total long-term debt	111,869	111,869

Stockholders’ equity:
Preferred stock, $1.00 par value; $10 stated value; 10,000,000 shares authorized; 37,200 shares issued and outstanding	372	372
Common stock, $1.00 par value; 100,000,000 shares authorized; 38,407,874 shares outstanding and 39,757,874 shares outstanding, as adjusted	38,408	39,758
Capital surplus	153,712	190,564
Retained earnings	238,144	238,144
Treasury stock; 24,449 shares, at cost	(671)	(671)
Accumulated other comprehensive income	(5,965)	(5,965)

Total shareholders’ equity	424,000	462,202

Total capitalization	$535,869	$574,071

Capital ratios:
Leverage ratio	6.47%	7.17%
Tier 1 risk-based capital ratio	8.09	8.96
Total risk-based capital ratio	10.86	11.73
Tangible equity to assets(2)	5.57	6.30

(1)	If the underwriters exercise their over-allotment option in full, 1,552,500 shares of common stock would be sold, resulting in estimated net proceeds of $44.0 million.

(2)	Based on average balances of tangible equity and tangible assets for the nine months ended September 30, 2005. As of adjusted, the ratio assumes the offering had been completed at the beginning of the nine month period.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Sandler O’Neill & Partners, L.P. is acting as the representative of the underwriters.

Number
Name	of Shares

Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.

Total	1,350,000

      The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased.
      We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to 202,500 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.
      The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price less a concession not in excess of $           per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $           per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms, but any such changes will not affect the proceeds paid to us.
      The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Total	Total
		Without	With
	Per	Over-	Over-
	Share	Allotment	Allotment

Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses
      We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $200,000. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel.
      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering, if any are purchased, other than those shares covered by the over-allotment option described above.
      Lock-up Agreements. Each of our executive officers and directors, have agreed, for a period of 90 days after the date of this prospectus supplement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash, or otherwise.
      Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.
      Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
      Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
      From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and have received, and may receive, compensation for such services.
LEGAL MATTERS
      The validity of the issuance of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. As of the date of this prospectus supplement, Kilpatrick Stockton attorneys participating in this matter own an aggregate of 25,516 shares of our common stock.
      Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia.
EXPERTS
      The audited consolidated financial statements of United Community Banks, Inc. and its subsidiaries as of December 31, 2004 and 2003 and each of the years in the three-year period ended December 31, 2004 incorporated by reference in this prospectus supplement and accompanying prospectus have been audited by Porter Keadle Moore LLP, independent registered public accountants, as set forth in their report thereon, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
$150,000,000
        The following are the types of securities that we may offer and sell from time to time:

•	shares of common stock, $1.00 par value per share;

•	shares of preferred stock, $1.00 par value per share, in one or more series, which may be convertible into or exchangeable for common stock or debt securities;

•	debt securities, which may be senior or subordinated and may be convertible into or exchangeable for common stock or preferred stock;

•	warrants to purchase our common stock or preferred stock; and

•	any combination of the foregoing securities.
      This prospectus provides you with a general description of the securities we may offer.
      Our common stock is listed on the Nasdaq National Market under the symbol “UCBI”. The aggregate initial offering price of the securities that we offer will not exceed $150,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering. The specific terms for each security will be included in a prospectus supplement which will contain information on the offering terms, the initial public offering price and the net proceeds we will receive from securities sales.
      For more detail, see “Description of Common Stock”, “Description of Preferred Stock”, “Description of Debt Securities” and “Description of Warrants”.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. An investment in securities of United Community Banks, Inc. is not insured by the Federal Deposit Insurance Corporation or any other government agency.

       We may sell securities directly to you, through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. Our net proceeds from securities sales will be the initial public offering price minus any applicable underwriter’s discount, agent’s commission and other offering expenses.
The date of this prospectus is July 9, 2004.

i

WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the information requirements of the Securities Exchange Act of 1934, which means that we are required to file reports, proxy statements and other information, all of which are available at the Public Reference Section of the Securities and Exchange Commission at Room 1580, 100 F. Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains a website on the Internet at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.
      We have filed a registration statement on Form S-3 to register the securities to be issued pursuant to this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      This prospectus incorporates important business and financial information about United which is not included in or delivered with this prospectus. The following documents previously filed by United under the Securities Exchange Act of 1934 are incorporated by reference into this prospectus:

•	United’s Form 10-K for the fiscal year ended December 31, 2003;

•	United’s Proxy Statement for the 2004 Annual Meeting;

•	United’s Form 10-Q for the quarter ended March 31, 2004;

•	All other reports filed by United pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2003; and

•	All documents filed after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.
      Documents incorporated by reference are available from United without charge, excluding all exhibits, unless an exhibit has been specifically incorporated by reference in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from Rex S. Schuette, Chief Financial Officer, United Community Banks, Inc., at P.O. Box 398, 63 Highway 515, Blairsville, Georgia 30512, telephone number (706) 745-2151.

ii

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that United Community Banks, Inc filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. We may sell:

•	shares of common stock, $1.00 par value per share;

•	shares of preferred stock, $1.00 par value per share, in one or more series, which may be convertible into or exchangeable for common stock or debt securities;

•	debt securities, which may be senior or subordinated and may be convertible into or exchangeable for common stock or preferred stock;

•	warrants to purchase our common stock or preferred stock; and

•	any combination of the foregoing securities.
      This prospectus provides you with a general description of the common stock, preferred stock, debt securities and warrants. Each time we sell common stock, preferred stock, debt securities or warrants, we will provide an applicable prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The applicable prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.
      The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC’s office mentioned under the heading “Where You Can Find More Information”.
BUSINESS
      United Community Banks, Inc., Blairsville, Georgia, is the third-largest bank holding company headquartered in Georgia. Substantially all of our activities are conducted through our three wholly-owned subsidiaries, United Community Bank, a Georgia bank, United Community Bank, a North Carolina bank and United Community Bank Tennessee, a Tennessee bank. Our subsidiaries operate as 21 separately managed community banks with 78 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee. Our banks provide customary types of banking services, such as checking accounts, savings accounts and time deposits. They also engage in commercial and consumer lending, make secured and unsecured loans and provide other financial services.
      We also operate, as a division of our Georgia bank subsidiary, United Community Mortgage Services, a full-service retail mortgage lending operation approved as a seller/servicer for Fannie Mae and the Federal Home Mortgage Corporation, and Brintech, Inc., a New Smyrna Beach, Florida based consulting firm for the financial services industry. Brintech provides consulting, advisory and implementation services in the areas of strategic planning, profitability improvement, technology, efficiency, security, network, networking, Internet banking, website development, marketing, core processing and telecommunications. Additionally, we provide retail brokerage services through an affiliation with a third party broker/dealer.

      At March 31, 2004, we had total consolidated assets of approximately $4.1 billion, total consolidated loans of approximately $3.1 billion, total consolidated deposits of approximately $3.1 billion and total consolidated stockholders’ equity of approximately $311 million.

      United was incorporated in 1987 as a Georgia corporation. Our principal executive offices are located at Post Office Box 398, 63 Highway 515, Blairsville, Georgia 30512, and our telephone number is (706) 745-2151. Our company website is www.ucbi.com.
      Other financial and other information about us is set forth on our Annual Report on Form 10-K for the year ended December 31, 2003, our proxy statement for our 2004 annual meeting and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, each of which is incorporated herein by reference.
USE OF PROCEEDS
      Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds we receive from any offering of these securities for general corporate purposes, which may include funding our bank and non-bank subsidiaries, financing business expansion, refinancing or extending the maturity of debt obligations, investments at the holding company level and stock repurchases. The applicable prospectus supplement will provide more detail on the use of proceeds of any specific offering.
RATIOS OF EARNINGS TO FIXED CHARGES
      The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

Ratio of earnings to fixed charges	126%	118%	140%	165%	182%	170%	198%
      Earnings consist of net income plus income taxes and fixed charges. Fixed charges consist of interest expense on deposits and indebtedness, and an estimated amount of rental expense that is deemed to be representative of the interest factor.
      The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add to, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF COMMON STOCK
      Our authorized common stock currently consists of 100,000,000 shares, $1.00 par value per share. All voting rights are vested in the holders of the common stock. Each holder of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights. Subject to the right of holders of our Series A Non-Cumulative Preferred Stock to receive dividends, all shares of our common stock are entitled to share equally in any dividends that our board of directors may declare on our common stock from sources legally available for distribution. The determination and declaration of dividends is within the discretion of our board of directors. Upon liquidation, holders of our common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all of our debts and liabilities, and after all distributions payments are made to holders of our Series A Non-Cumulative Preferred Stock, all of our assets available for distribution, in cash or in kind.
      As of June 15, 2004, 36,620,754 shares of common stock were issued and outstanding, exclusive of 374,362 shares held as treasury shares, 372,000 shares were reserved for issuance upon the conversion of subordinated debt and 2,181,298 shares of common stock were reserved for issuance upon the exercise of outstanding options and vesting of restricted stock.
Matters Relevant to Common Stock

Ability to Consider Other Constituencies
      Our articles of incorporation permit our board of directors, in determining what is believed to be in the best interest of United and our shareholders, to consider the interests of our employees, customers, suppliers and creditors, the communities in which our offices are located and all other factors that they consider pertinent, in addition to considering the effects of any actions on United and our shareholders. This provision permits our board of directors to consider numerous judgmental or subjective factors affecting a proposal, including some non-financial matters, and on the basis of these considerations may oppose a business combination or some other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.

Amendments to Articles of Incorporation and Bylaws
      Our articles of incorporation specifically provide that neither the articles of incorporation nor the bylaws of United may be amended without the affirmative vote the holders of two-thirds of the shares issued and outstanding and entitled to vote thereon, except for provisions relating to increasing the number of authorized shares of our common and preferred stock. This provision could allow the holders of 33.4% of our outstanding capital stock to exercise an effective veto over a proposed amendment to the articles or bylaws, despite the fact that the holders of 66.6% of the shares favor the proposal. This provision protects, among other things, the defensive measures included in our articles of incorporation and bylaws by making more difficult future amendments to the articles of incorporation and bylaws that could result in the deletion or revision of such defensive measures.

Supermajority Approval of Interested Business Combinations
      Our articles of incorporation provide that if a proposed business combination between United and any interested shareholder is not approved by three-fourths of all of our directors then in office, the business combination must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares of our common stock, including the affirmative vote of the holders of at least 75% of the outstanding shares of common stock held by shareholders other than the interested shareholder. This provision may discourage attempts by other corporations or groups to acquire control of United, without negotiation with management, through the acquisition of a substantial number of shares of our stock followed by a forced merger. This provision may also enable a minority of our shareholders to prevent a transaction favored by a majority of the shareholders, and may discourage tender offers or other non-open market acquisitions of our common stock because of the potentially higher vote requirements for shareholder approval of any subsequent business combination. Additionally, in some circumstances, our board of directors could, by withholding its consent to such a transaction, cause the 75%/75% shareholder vote to be required to approve a business combination, thereby enabling management to retain control over our affairs and their present positions with United.

Removal of Directors
      Our articles of incorporation provide that a member of our board of directors may only be removed for cause, and only upon the affirmative vote of two-thirds of the outstanding shares of our capital stock entitled to vote thereon. This provision may prevent a significant shareholder from avoiding board scrutiny of a proposed business combination by merely removing directors with conflicting views, and may encourage individuals or groups who desire to propose takeover bids or similar transactions to negotiate with the board of directors. However, outside of the context of an acquisition attempt, it may serve as an impediment to a more legitimate need to remove a director.
DESCRIPTION OF PREFERRED STOCK
      We are authorized to issue 10,000,000 shares of preferred stock, $1.00 par value per share, issuable in specified series and having specified voting, dividend, conversion, liquidation, and other rights and preferences as our board of directors may determine. The preferred stock may be issued for any lawful corporate purpose without further action by our shareholders. The issuance of any preferred stock having conversion rights might have the effect of diluting the interests of our other shareholders. In addition, shares of preferred stock could be issued with rights, privileges and preferences which would deter a tender or exchange offer or discourage the acquisition of control of United.
      As of June 15, 2004, 48,300 shares of Series A Non-Cumulative Preferred Stock were issued and outstanding.
DESCRIPTION OF DEBT SECURITIES
      We may offer from time to time debt securities in the form of either senior debt securities or subordinated debt securities. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.
      The debt securities will be issued under one or more separate indentures between us and a trustee to be identified in the applicable prospectus supplement. The indentures are substantially identical except for the subordination provisions described below under “Subordinated Debt Securities” in this “Description of the Debt Securities”. This summary refers to both indentures as the “indenture”.
      We have summarized the general terms and provisions of the indenture below. The summary is not complete. The form of indenture for senior indebtedness and indenture for subordinated indebtedness have been incorporated by reference as exhibits to the registration statement and you should read the indentures for provisions that may be important to you. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. Capitalized terms used in the summary have the meanings specified in the indenture.

General
      The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series.
      We can issue an unlimited amount of debt securities under the indenture. The debt securities may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices, expressed as a percentage of the principal amount, at which we will sell the debt securities;

•	whether the debt securities will be senior or subordinated;

•	any subordination provisions, if different from those described below under “Subordinated Debt Securities”;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates, which may be fixed or variable, per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.
      In addition, the indenture does not limit our ability to issue convertible debt securities. Any conversion provisions of a particular series of debt securities will be set forth in the officer’s certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.
      We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.
Transfer and Exchange
      Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities.
      You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.
      You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

Global Debt Securities and Book-Entry System.
      Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary. The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.
      Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.
      So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.
      We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.
      We will make payments of principal of, and premium and interest on book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. United, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.
      We expect that the depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants.
      We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

      We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.
No Protection in the Event of a Change of Control
      Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection, such as acceleration, in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control), which could adversely affect holders of debt securities.
Covenants
      We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.
Consolidation, Merger and Sale of Assets
      We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person (if other than United) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.
Events of Default
      Event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.
      No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.
      If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under “Subordinated Debt Securities”. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.
      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.
      No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.
      Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

      The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.
Modification and Waiver
      We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	adversely affect the right to convert any debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.
      Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision, which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance.
      The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of our independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.
      This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants.
      The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants that may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.
The conditions include:

•	depositing with the trustee money or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of our independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default.
      In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. We will remain liable for those payments.
The Trustee
      The indenture limits the right of the trustee, should it become a creditor of us, to obtain payment of claims or secure its claims.
      The trustee is permitted to engage in certain other transactions. However, if the trustee, acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.
Subordinated Debt Securities
      Payment on the subordinated debt securities will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The subordinated debt securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.
      Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to such holders of all senior indebtedness obligations before the holders of the subordinated debt securities are entitled to receive any payment or distribution. The indenture requires us or the trustee to promptly notify holders of designated senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.
      We may not make any payment on the subordinated debt securities, including upon redemption at the option of the holder of any subordinated debt securities or at our option, if:

•	a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a notice of such default (called a “payment blockage notice”) from us or any other person permitted to give such notice under the indenture (called a “non-payment default”).
We may resume payments and distributions on the subordinated debt securities:

•	in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in the case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist and 179 days after the date on which the payment blockage notice is received by the trustee, if the maturity of the designated senior indebtedness has not been accelerated.

      No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, premium and interest, including any liquidated damages, on the notes that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless the non-payment default is based upon facts or events arising after the date of delivery of such payment blockage notice.
      If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the subordinated debt securities before all senior indebtedness is paid in full in cash, property or securities, including by way of set-off, or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.
      In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors (including our trade creditors). This subordination will not prevent the occurrence of any event of default under the indenture.
      We are not prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness.
      We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the subordinated debt securities. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.
Certain Definitions
      “indebtedness” means:

(1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all obligations and liabilities in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

(4) all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

(5) all obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase agreement or other similar instrument or agreement;

(6) all direct or indirect guaranties or similar agreements in respect of, and our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

(7) any indebtedness or other obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

(8) any and all refinancings, replacements, deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7) above.
      “senior indebtedness” means the principal, premium, if any, interest, including any interest accruing after bankruptcy, and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

•	indebtedness that expressly provides that it shall not be senior in right of payment to subordinated debt securities or expressly provides that it is on the same basis or junior to subordinated debt securities; and

•	our indebtedness to any of our majority-owned subsidiaries.
Governing Law
      The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.
DESCRIPTION OF WARRANTS
      This section describes the general terms and provisions of the warrants. The applicable prospectus supplement will describe the specific terms of the warrants offered under that applicable prospectus supplement and any contrary general terms outlined in this section that will not apply to those warrants.
      We may issue warrants independently or together with debt securities. The warrants will be issued under warrant agreements between us and a bank or trust company, as warrant agent, all as stated in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.
      The applicable prospectus supplement will describe the terms of the warrants offered in this prospectus, including the following, if applicable:

•	the offering price;

•	the title of the warrants;

•	the designation and terms of any related debt securities with which the warrants are to be issued and the number of the warrants offered with each debt security;

•	the date, if any, on and after which the holder of the warrants can transfer them separately from the related debt securities;

•	the date on which the right to exercise the warrants will commence and the date on which this right will expire; and

•	whether the warrant certificates representing the warrants will be issued in registered or bearer form, and if registered, where they are transferred and registered.
      A holder can exchange warrant certificates for new warrant certificates of different authorized denominations, and can exercise his or her warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.
      Each warrant entitles the holder of that warrant to purchase the principal amount of securities at the price stated, or determinable in the applicable prospectus supplement. A holder can exercise warrants during the period stated in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.
      A holder can exercise warrants as stated in the applicable prospectus supplement relating to the warrants. We will, as soon as practicable, forward to you the securities purchased upon exercise. If less than all of the warrants represented by the warrant certificates are exercised, a new warrant certificate will be issued for the remaining warrants.
PLAN OF DISTRIBUTION
      We may sell the securities offered pursuant to this prospectus and any prospectus supplement to or through one or more underwriters or dealers or through agents. Each prospectus supplement, to the extent applicable, will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.
      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.
      Shares may also be sold in one or more of the following transactions: (1) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (2) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (3) a special offering, an exchange distribution or a secondary distribution in accordance with applicable stock exchange or NASD rules; (4) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (5) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (6) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.
      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.
      Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent.
      In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.
      The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.
      Our common stock is listed on the Nasdaq National Market under the symbol “UCBI”. Our preferred stock will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.
      Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.
LEGAL MATTERS
      Kilpatrick Stockton LLP will provide an opinion as to the legality of the securities. As of the date of this prospectus, members of Kilpatrick Stockton LLP participating in this matter own an aggregate of 21,336 shares of our common stock.
EXPERTS
      Our audited consolidated financial statements incorporated by reference in this prospectus have been audited by Porter Keadle Moore LLP, independent public accountants, as indicated in its related audit reports, and are included on the authority of that firm as experts in giving those reports.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS
      This prospectus (and other documents to which it refers) contains forward-looking statements regarding us, including, without limitation, statements relating to our expectations with respect to revenue, credit losses, levels of nonperforming assets, expenses, earnings and other measures of financial performance. Words such as “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” or similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs, assumptions and expectations of our management, and on information currently available to those members of management. They are expressions based on historical fact, but do not guarantee future performance. Forward-looking statements involve risks, uncertainties and assumptions, and certain factors could cause actual results to differ from results expressed or implied by the forward-looking statements, including:

•	economic conditions (both generally, and more specifically in the markets where we operate);

•	competition from other companies that provide financial services similar to those offered by us;

•	government regulation and legislation;

•	changes in interest rates;

•	unexpected changes in the financial stability and liquidity of our credit customers;

•	retaining our key personnel may be more difficult than expected; and

•	technological changes may increase competitive pressures and increase costs.
      We believe these forward-looking statements are reasonable, but we caution that the foregoing list of factors is not exclusive and that you should not place undue reliance on these forward-looking statements, because our future results and shareholder values may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in this prospectus.

1,350,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT

Sandler O’Neill & Partners, L.P.

Keefe, Bruyette & Woods	Raymond James
November      , 2005